UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2015

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes     ☐     No     ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Index to Exhibits

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-185478), as such prospectus may be amended or supplemented from time to time.

On his first day as the Westpac Group CEO, Brian Hartzer today confirmed his Executive team and their responsibilities, and detailed some of his immediate priorities for the Group.

There are no changes to the individuals within the Executive team. However, some responsibilities and reporting lines have changed. These include:

•                  As a division, Australian Financial Services (AFS) will no longer exist, with the CEOs of Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group (Jason Yetton, George Frazis and Brad Cooper), now reporting directly to Mr Hartzer;

•                  The Technology function will now report directly to the Group CEO (previously reported to the Chief Operating Officer);

•                  All retail product development, marketing and analytics functions previously within AFS, along with Group-wide operations, will now be the responsibility of the Chief Operating Officer; and

•                  David McLean has been appointed as the CEO of Westpac New Zealand. Mr McLean has been acting CEO of Westpac New Zealand since August 2014.

Index to Exhibits

Exhibit No.	Description

1	Media Release: Brian Hartzer commences as Westpac Group CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	February 2, 2015	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal